

Mail Stop 3720

October 2, 2007

**VIA U.S. MAIL AND FAX (240) 912-1839**
Mr. Richard J. Leimbach
Vice President Finance
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

> **Re:** **Telkonet Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Quarters Ended March 31 and June 30, 2007**
> **File No. 1-31972**

Dear Mr. Leimbach:

We have reviewed your supplemental response letter dated August 24, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended December 31, 2006

General

1. As indicated in your response letter dated July 3, 2007, please amend your Form 10-K for the year ended December 31, 2006 to comply with comments 1, 4, 6, 7, 8 and 9 of our comment letter dated June 12, 2007.

2. Please comply with the above comments in each of your Forms 10-Q as applicable.

3. As indicated in your response letter dated August 24, 2007, please amend your Form 10-K for the year ended December 31, 2006 to comply with comment 3 of our comment letter dated July 26, 2007.

Revenue Recognition, page 20

4.  We reissue prior comment 2 in part. Please disclose your accounting policy for estimating the allowance for doubtful accounts that is substantially similar to your response. If any of the provisioned accounts include a receivable from HLC, please expand your disclosure accordingly.

Note B – Acquisition of Subsidiary, page F-18

5.  It is unclear from your response to prior comment 4 whether you applied an after tax discount rate to determine the fair value of your intangible assets. In this regard, we note that you utilized after tax cash flows in your valuation. Please advise.

Note F – Equipment Under Operating Leases, page F-20

6.  We evaluated your response to prior comments 5 and 6 as well as your previous response in relation thereto.

    •   Although you may outsource your obligations in connection with the Vendor Program Agreement, it appears that you may still be deemed the primary obligor in the arrangement. In this regard, tell us how you accounted for your service obligation, including the cost of the third party support center and if necessary, a third party contractor to perform an on-site service call, as well as the costs of replacing equipment and providing software modifications during the term of the Agreement. Also tell us the terms of the Vendor Program Agreement, whether you are receiving consideration at fair value under the Agreement, and how you determined that fair value.
    •   Tell us the nature of HLC's indemnification rights and how you accounted for them in the financial statements.

7.  Your response to prior comment 7 is unclear. Tell us why it was appropriate to account for a portion of the sale transaction as an investing cash flow that reflects a recorded "reversal of a predominant source of cash flow in the prior year." Was the particular equipment sold to HLC leased for only a short period prior to being sold? Please advise us and refer to paragraph 24 of SFAS 95.

8.  We refer to your response to prior comment 8. We note the following:

    •   Per your statement, each of the equipment and support/ISP represented a separate unit of accounting based upon the determined fair value and each unit was separately contracted with HLC through the vendor program agreement for the support/ISP and portfolio purchase agreement with a bill of sale for the equipment. Although we note that there may be separate documents/agreements that pertain to the equipment and service components of the sold lease contracts, it is unclear to us how those documents would have established objective and reliable evidence of fair value of the undelivered items.

- It appears that you determined the fair value of the equipment as the residual, in other words the "remaining contract value less the customer support and ISP." Please note that the delivered item must have value to the customer on a standalone basis.
- We note that you allocated 30% of the <u>remaining</u> contract value to the ISP and customer support element as a fair value. This statement would also imply that this element was determined on a residual basis. Further, it does not appear that you determined that actual fair value of this element of the contract, rather you applied an arbitrary percentage to the total contract value. Please note that you must have objective and reliable evidence of the fair value of the undelivered element.

Please advise. Also, tell us in detail how you comply with paragraphs 9-16 of EITF 00-21 in your response.

## Form 10-Q for the quarterly period ended March 31, 2007

## Note I- Capital Stock, page 23

9. We note your response to prior comment 11. In your response, you stated that your <u>warrants</u> issued in connection with the senior convertible debentures remained outstanding. However, you did not provide us with an analysis as requested. Please:

- Tell us in detail how you evaluated paragraphs 7-32 of EITF 00-19 to determine that equity classification at December 31, 2006 and March 31, 2007 was appropriate. Further:
- Tell us whether you are obligated under your registration rights agreement to maintain the effectiveness of the subject registration statement. If there is such a requirement, please provide an analysis of FSP EITF 00-19-2.

10. We refer to your response to prior comment 11 regarding your private placements. We note your statement that you are "not liable for liquidated damages in respect to any warrants attached to the securities purchased." Please confirm that you are not liable for liquidated damages with respect to any shares of common stock underlying the warrants issued in the private placements.

## Form 10-Q for the quarterly period ended June 30, 2007

## Note E – Senior Convertible Debentures, page 16.

11. Please refer to tabular presentation of your debt in which the 8% Senior Convertible Debentures is captioned "payable quarterly in cash or common stock *at the noteholders option*." However, the narrative disclosure states that the debentures are payable in cash

or common stock *at MSTI Holdings Inc.'s option*.  Please reconcile this apparent discrepancy.  Additionally, please tell us and revise to expand your disclosure to describe what "subject to certain limitations" entails.

12. With respect to the issuance of convertible debentures by MSTI Holdings, tell us how you applied the guidance in EITF 00-19 in evaluating whether the debt conversion features for the issued debentures are embedded derivatives that you should separate from the debt hosts and account for at fair value under SFAS 133.  It is unclear whether these debentures meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since the debt is convertible into 10,117,462 shares of MSTI Holdings Inc. common stock, <u>subject to certain limitations</u>.  Please advise.  Refer to EITF 00-19 and EITF 05-2 in your response.

    If not conventional convertible, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19.  More specifically, since the number of shares that could be required to be delivered upon net-share settlement would be essentially indeterminate (paragraph 20 of EITF 00-19), your conversion features would result in liability classification under EITF 00-19.  Accordingly, you would be required to bifurcate the conversion feature from the debt host and account for this feature as a derivative liability with changes in fair value being recorded in the income statement.

    For more information, please refer to the Classification and Measurement of Warrants and Embedded Conversion Features on page 30 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

13. Please tell us how you derived the intrinsic value of the embedded beneficial conversion feature with respect to the conversion feature into MSTI Holdings Inc.'s common stock.  Provide us with your calculation and refer to Issue 1 of EITF 00-27 in your response.

*   *   *   *

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response.  You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director